Exhibit 99.1

GOLD STANDARD ANNOUNCES 2020 PHASE 1 DEVELOPMENT PROGRAM FOR THE SOUTH RAILROAD PROJECT, CARLIN TREND, NEVADA

Phase 1 to focus on Pinion oxide resource conversion and the South Railroad Feasibility Study

August 4, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced plans for the 2020 Phase 1 development and exploration program on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. The program includes an estimated 20,410 m of reverse-circulation (RC) and core drilling in 136 holes. Three drill rigs are currently active on site at Pinion.

The Phase 1 2020 program objectives are: (1) convert Pinion Phase 4 to Measured and Indicated confidence level (see attached Pinion Phase 1 drilling illustration); (2) drill test additional near-surface targets at Dark Star with the goal of expanding the oxide resource; (3) further advance the Feasibility Study for the South Railroad Project; (4) file the south Railroad Plan of Operations; and (5) begin step out exploration drilling at the LT oxide discovery. Funding for this program was obtained through an at-the-market (“ATM”) equity program announced on April 17, 2020 (see news release), and the recent investment by Orion Mine Finance (“Orion”) (see July 16, 2020 news release). The ATM equity program has been completed, where 15,097,478 common shares of the Company were issued for net proceeds of $13,984,881 after payment of applicable fees and expenses. Orion has also completed its purchase of an additional CDN$6,950,151 (US$5,135,326) of Gold Standard common shares through a non-brokered private placement at CDN$1.05 per share (see July 16, 2020 news release).

Jonathan Awde, CEO and Director of Gold Standard commented: “Our pre-feasibility studies have demonstrated that South Railroad is a robust project at gold prices well below current levels. What we want—and what we expect—is a longer mine life to drive prospective returns to another level as we move the project through Feasibility. To achieve this objective, we have designed this year’s programs to upgrade known inferred resources to indicated and also better define the potential in recently discovered new targets. That’s our expectation for 2020. We are also very pleased to have Orion as a new strategic shareholder in the Company and look forward to potential financings from them in the future.”

Istvan Zollei, Portfolio Manager of Orion noted: “We are pleased to complete this further investment in Gold Standard and look forward to future cooperation, as long-term aligned partners, as they develop the South Railroad Project.”

Key Highlights for Phase 1 include:

  At the Pinion deposit, drill up to 75 RC and core holes (about 16,200m) to decrease drill spacing on the inferred oxide resource for potential conversion to Measured and Indicated, provide material for additional metallurgical testing, and complete additional geotechnical and hydrology studies.
  Current drilling will tighten the drill spacings near historic Cameco holes SB-136, an RC hole that intersected 102.1m of 1.38 g Au/t, and SB-162-99, a core hole that twinned and verified the SB- 136 results with an intercept of 112.0m of 1.24 g Au/t.

  Additionally, geologic mapping of recently exposed bedrock has identified a ~500m by ~300m zone of alteration and structural intersections – the SB target – to the southeast of the current Pinion drill pattern. This emerging opportunity extends into an area of historic surface rock samples ranging from 0.1 to 0.31 g Au/t. Follow-up surface mapping and sampling is ongoing.

  At the Dark Star deposit, drill up to 20 holes (about 1,140m) to test additional targets with the goal of expanding the oxide resource. Targets include: 1) at Saddle, drilling will look to expand Main Dark Star mineralization to the north; 2) expand drill coverage along the Sirius fault, to the south of Main Dark Star, into areas of >0.14 g Au/t in outcrop samples; 3) drill testing the projection of gold-bearing west northwest-striking faults where they intersect the West fault, a known feeder to gold mineralization, west of the North Dark Star reserve; and 4) at East Dark Star, extend and define the limits of near-surface oxide mineralization where bedrock and Quaternary gravel-hosted mineralization remains open along an approximate 600m north-south strike length.

  M3 Engineering & Technology Corporation is advancing a Feasibility Study for the South Railroad Project. The Feasibility Study will include detailed engineering, geotechnical and hydrology studies to further de-risk the Project, along with updated resources and reserves estimates.
  Completion of the Feasibility Study is anticipated in Q2 2021.

  The South Railroad Plan of Operations (PoO) is on track for Q4 2020 submission to the US Bureau of Land Management. When the PoO is deemed complete, this will allow for the commencement of the EIS process.

  At the LT target, six step out drill holes (about 1,180m) will test structural and stratigraphic targets to the north and south of LT19-02, a 2019 RC hole that intersected 12.2m of 1.58 g Au/t (see November 12, 2019 news release). LT is a new, near-surface oxide target located approximately 3 km north-northwest of the Pinion oxide gold reserve. The LT19-02 intercept is located approximately 185m north of surface outcrops that returned assay values ranging from <0.005 to 12.90 g Au/t from over a 400m by 200m area (see October 11, 2018 news release).

Don Harris, Gold Standard’s General Manager commented: “It’s great to get drilling going at Phase 4 Pinion, which has potential to increase the mine life of the current South Railroad Project. Results will be included in the Feasibility Study being advanced by M3 Engineering and a strong support cast. We expect exploration at near-surface oxide targets at LT could also contribute to the mine life of the project in the future.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All Gold Standard sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on building value in a safe, responsible, sustainable and ethical manner by leveraging its strategic, cornerstone land package in Nevada’s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of mineral r resources; the opportunities for exploration, development and expansion of the Lewis Project; the intention to file a technical report for the initial mineral resource estimate at the Lewis Project; creating further value by leveraging its land package; advancing its South Railroad Project through permitting and a feasibility study towards a potential production decision and augmenting this by advancing exploration that contributes value to the South Railroad Project; and the success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and resource estimates and the assumptions upon which they are based, including geotechnical and metallurgical characteristics of rock confirming to sampled results and metallurgical performance; tonnage of ore to be mined and processed; ore grades and recoveries; assumptions and discount rates being appropriately applied to the PFS; success of the Company's projects, including the South Railroad Project; prices for silver and gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour- related disruptions; no unplanned delays or interruptions in scheduled construction and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the United States, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; the availability of additional capital; title matters and and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC set forth in Industry Guide 7 (“Industry Guide 7”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies in accordance with Industry Guide 7. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured mineral resources,” ‘‘indicated mineral resources’’ and ‘‘inferred mineral resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in place tonnage and grade, without reference to unit measures.

Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Industry Guide 7.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com